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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED JUN 01 2004 SEC MAIL PROCESSING SECTION WASH, D.C. 158

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39129

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4-1-2003 (MM/DD/YY) AND ENDING 3-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YOUNGBLOOD SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 N. CENTRAL EXPRESSWAY, # 416
(No. and Street)

RICHARDSON (City) TEXAS (State) 75080 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

FRANK YUEN 972-437-5262
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HWANG, PAUL C.
(Name – *if individual, state last, first, middle name*)

6100 CORPORATE DR., # 350 (Address) HOUSTON (City) TX (State) 77036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANK YUEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YOUNGBLOOD SECURITIES CORPORATION, as of 3-31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

ANNIE LEE
Notary Public, State of Texas
My Commission Expires:
February 23, 2007

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YOUNGBLOOD SECURITIES CORPORATION

FINANCIAL STATEMENTS

MARCH 31, 2004

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
(713-541-9808)

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Youngblood Securities Corporation

I have audited the accompanying statement of financial position of Youngblood Securities Corporation, (a Texas corporation), as of March 31, 2004, and the related statements of operations, shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statements mentioned above present fairly, in all material respects, the financial position of Youngblood Securities Corporation at March 31, 2004, and the results of its operations and its cash flows for the year ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on computation of net capital, reconciliation of net capital to Focus Report and independent auditor's report on internal accounting control is presented for purposes of additional analysis and is not a required part of basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Paul C. Hwang
May 1, 2004

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2004

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$77,160	
Deferred tax assets	7,366	
Total Current Assets		84,526
FIXED ASSETS		
Furniture and equipment	24,112	
Less: accumulated depreciation	(21,770)	
Total Fixed Assets		2,342
OTHER ASSETS		
Lease deposits	3,121	
Tax benefit	21,703	
		24,824
TOTAL ASSETS		$ 111,692

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF FINANCIAL POSITION
AS OF MARCH 31, 2004

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accrued taxes	2,681	
Notes payable - current portion	6,335	
Total Current Liabilities		9,016
LONG-TERM LIABILITIES		
Notes payable	7,329	
Total Long-term Liabilities		7,329
SHAREHOLDERS' EQUITY		
Common stock, no par value: 500,000 shares authorized, 361,500 shares outstanding	318,107	
Retained earnings	$ (222,760)	
Total Shareholders' Equity		95,347
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 111,692

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2004

REVENUE		
Commissions	$255,581	
TOTAL REVENUE		255,581
OPERATING EXPENSES		
Salaries and commissions	141,151	
Taxes, licenses, permits	8,172	
Clearing house charges	36,514	
Depreciation	1,326	
Insurance	14,575	
Dues and Subscriptions	15,019	
Error accounts	2,461	
Rent	28,222	
Telephone	12,713	
Office expenses	4,595	
Advertising and promotion	11,561	
Travel	2,938	
Total Operating Expenses		279,247
Operating income (loss)		$ (23,666)
Other Revenue		
Interest income	313	
Interest expenses	(665)	(352)
NET LOSS BEFORE TAX BENEFIT		$ (24,018)
Federal income tax benefit		3,603
NET LOSS AFTER INCOME TAX BENEFIT		$ (20,415)

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED MARCH 31, 2004

	common stock	treasury stock	retained earnings	total
Balance 3/31/03	$ 301,607	(6,500)	$ (202,345)	$ 92,762
Net loss	-	-	(20,415)	(20,415)
Changes	$ 16,500	6,500	-	23,000
Balance 3/31/04	$ 318,107	$ -	$ (222,760)	$ 95,347

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2004

CASH FLOWS RELATING TO OPERATIONS		
Net income (loss)	$ (20,415)	
Noncash items included in income or loss:		
depreciation	1,326	
tax benefit	(3,603)	
Net changes in certain working capital components:		
increase in accrued expenses	538	
Net cash used for operations		(22,154)
CASH FLOWS RELATING TO INVESTING ACTIVITIES		
Purchases of fixed assets	(1,060)	
Net cash used for operations		(1,060)
CASH FLOWS RELATING TO FINANCING ACTIVITIES		
increase in capital	23,000	
increase in bank loan	13,664	
Net cash provided by financing activities		36,664
Net Increase in Cash and Cash Equivalent		13,450
Cash and cash equivalent - Beginning of Year		63,710
Cash and cash equivalent - End of Year		77,160

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2004

SIGNIFICANT ACCOUNTING POLICIES

Youngblood Securities Corporation began operations as a securities broker/dealer in March, 1988. It is a closely-held corporation with six stockholders. Its president, Mr. Frank Yuen, is a major stockholder and participates in the day to day operations. The Company's headquarter and business office is located in Richardson, Texas. In March 1990, the Company opened branch office operations in Houston, Texas. Security transactions with the various exchanges for its clients are conducted through the clearing house brokers of Southwest Securities, Inc. in Dallas, Texas.

The Company maintains its accounts on the accrual method of accounting in accordance with general accepted accounting principles. The accounting policies followed by the Company and the methods of applying these policies, which materially affect the determination of financial position, results of operations, and cash flows are summarized below.

1. CASH AND CASH EQUIVALENTS

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

2. PROPERTY, EQUIPMENT AND DEPRECIATION

The Company depreciates its fixed assets, which consists primarily of office furniture and computer equipment, using the straight line method based on an expected life of five or seven years. Amounts are stated at cost less accumulated depreciation. Depreciation expense for the current year is $1,326.00

Estimated useful lives of fixed assets are as follows:

	COST	LIFE	ACCUM DEPRE
Furniture and fixtures	$ 9,677.00	7 years	$ 9,677.00
Computer and office equipment	14,435.00	5 years	12,093.00

3. LEASE

The Company leases its main office space in Richardson, Texas in April, 1991. The lease has been renewed in June of 2003 for a one-year term. The Houston office renewed a three-year lease commencing on May 1, 2002 for a rental rate of $1,005.00 per month. The future minimum rental payments under the current leases are as follows:

Remainder of 2004 --	$12,060.00
2005 --	4,020.00

4. LONG-TERM DEBT

Note payable to a bank, balance $13,664, interest due at bank's prime rate, through March, 2006. The note provides credit up to $50,000. The note is secured by company's properties and guaranteed by the Company's stockholders. Short-term portion of this note is $6,335 at March 31, 2004

5. NET CAPITAL REQUIREMENT

Youngblood Securities Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. Youngblood Securities Corporation has net capital, required net capital and excess in net capital as follows:

	March 31, 2004
Net capital	$ 60,815.00
Required net capital	50,000.00
Excess in net capital	$ 10,815.00

6. INCOME TAXES

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting standards No.109 (SFAS 109), "Accounting for Income Taxes", under the asset and liability approach of SFAS No.109, the expected future tax consequences of temporary differences between the book and tax basis of assets and liabilities are recognized as deferred tax assets and liabilities. SFAS No.109 also established criteria for determining whether a valuation allowance should be established for any deferred tax assets for which realization is uncertain.

The company does not have federal income tax for the current year. The deferred tax assets of $7,366.00 is due to the deductible temporary differences in financial and tax accounting. The tax benefit from loss is $21,703.00 included in other assets.

7. SIPC COMPLIANCE

The Company is in compliance with SIPC annual dues requirement. Dues have been paid for year 2004.

8. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash in banks (the deposit balance exceeding the amount insured by FDIC).

9. USE OF ESTIMATES

The preparation of financial statements in conformation with generally accepted accounting principles requires the management make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

YOUNGBLOOD SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
AS OF MARCH 31, 2004

Net worth		$ 95,347
Total capital		$ 95,347
Deduct -		
Fixed asset - net	$ 2,342	
Lease deposits	3,121	
Deferred tax assets	7,366	
Tax benefit	21,703	
Total deductions		34,532
Net capital		$ 60,815
Required net capital		50,000
Excess in net capital		$ 10,815

The notes to financial statements are an integral part of this financial statement.

YOUNGBLOOD SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL TO FOCUS REPORT
AS OF MARCH 31, 2004

The net capital computation was reconciled and the following variance are noted between net capital per Focus Report and net capital per audited financial statements.

Net capital - Focus Report		$	60,776
Brokerage deposits			
per Focus Report	63,034		
per audit	63,070		
increase in brokerage deposits			36
rounding error			3
Net capital - audited		$	60,815

PAUL C. HWANG
CERTIFIED PUBLIC ACCOUNTANT
6100 CORPORATE, SUITE 350
HOUSTON, TEXAS 77036
(713-541-9808)

May 1, 2004

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Directors
Youngblood Securities Corporation

I have examined the financial statements of Youngblood Securities Corporation for the year ended March 31, 2004 and have issued my report thereon dated May 1, 2004. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Youngblood Securities Corporation that I considered relevant to the objectives stated in aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 (k) (2) (ii). Youngblood Securities Corporation was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the period.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 15c3-3. I did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or (2) in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with general accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Youngblood Securities Corporation taken as a whole. However, my study and evaluation disclosed no condition that we believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the designated examining authority (NASD) and should not be used for any other purpose.